ARROWHEAD ENERGY LIMITED

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 30 SEPTEMBER 2006
Unaudited

ARROWHEAD ENERGY LIMITED

Interim Report
For the Period Ended 30 September 2006
Unaudited

ARROWHEAD ENERGY LIMITED	1

Company Directory

Company Number
1588700

Share Capital
125 Ordinary Shares

Directors
Derek Michael Willshee
James Robert Zadko

Bankers
ASB Bank

Nature of Business
Oil and gas exploration and production

Registered Office
Level 5
22 The Terrace
P O Box 708
Wellington

ARROWHEAD ENERGY LIMITED	2

Statement of Financial Performance
For the Period Ended 30 September 2006

	Note	6 Months to 30 September 2006 Unaudited NZ$	12 Months to 31 March 2006 Audited NZ$
Sales
Oil & Gas Revenues		—	—
		—	—

Less Cost of Sales
Production Costs		—	—
Royalties		—	—
Total Cost of Sales		—	—

Gross Profit		—	—

Other Income
Interest Received		606	14,209
Surplus on Sale of PEP38259	4	186,503	—
Total Other Income		187,109

Total Revenue		187,109	14,209

Less Expenses
Brokerage Fees		(87,400)	187,800
Impairment Write Off—Exploration & Evaluation Expenditure	4	553,694	—
Interest—Bank		23	17
Interest—Other		88,422	—
Interest—Special Class Securities		17,250	469,500
Legal Fees—Asset Acquisition		41,055	59,342
Legal Fees—Capital Raising		12,772	208,690
Legal Fees—Other		28,280	—
Permit Report & Valuations		—	20,408
Royalties		20,629	—
General and Administration Expenses (per schedule)		916,178	331,037
Total Expenses		1,590,903	1,276,794

Net Deficit before Income Tax Expense		(1,403,794)	(1,262,585)

Income Tax Expense		—	—
Net Deficit attributable to Equity Holders		($1,403,794)	($1,262,585)

The accompanying notes form part of these Financial Statements

ARROWHEAD ENERGY LIMITED	2

General and Administrative Expenses Schedule
For the Period Ended 30 September 2006

	Note	6 Months to 30 September 2006 Unaudited NZ$	12 Months to 31 March 2006 Audited NZ$
General and Administration Expenses
Accounting & Consultancy		31,929	144,833
ACC Levy		255	—
Audit Fees		4,000	24,000
Bank Fees		528	438
Conference Expenses		—	1,221
Computer Expenses		2,570	6,816
Depreciation—Office Equipment		—	1,139
Directors’ Fees		279,354	32,658
Directors’ Expenses		370,856	50,210
Foreign Exchange Loss		3,362
Fringe Benefit Tax		2,284	326
General Expenses		724	—
Insurance		26,743	7,750
Lease Payments		25,674	1,689
Loss on Sale of Assets		4,760	—
Marketing Costs		—	7,400
Motor Vehicle Expenses		562	932
Printing & Stationary		2,272	7,239
Recruitment Costs		—	12,600
Rent		25,006	3,908
Low Cost Assets		—	809
Staff Training		505	—
Subscriptions		2,756	—
Superannuation		5,603	1,939
Telephone & Internet		5,558	874
Travelling Expenses		595	—
Wages		120,282	24,256
Total General and Administration Expenses		$916,178	$331,037

The accompanying notes form part of these Financial Statements

ARROWHEAD ENERGY LIMITED	2

Statement of Movements in Equity
For the Period Ended 30 September 2006

	Note	6 Months to 30 September 2006 Unaudited NZ$	12 Months to 31 March 2006 Audited NZ$
Net Deficit for the Period		(1,403,794)	(1,262,585)
Total Recognised Revenue and Expenses		(1,403,794)	(1,262,585)
Movement in Equity for the Period		(1,403,794)	(1,262,585)
Opening Equity		(1,263,585)	(1,000)
Share Conversion	12	4,027,162	—
Closing Equity		$1,359,783	($1,263,585)

The accompanying notes form part of these Financial Statements

ARROWHEAD ENERGY LIMITED	2

Statement of Financial Position
At 30 September 2006

	Note	30 September 2006 Unaudited NZ$	31 March 2006 Audited NZ$
Current Assets
ASB Bank Call Account		6,807	546
ASB Bank Cheque Account		177	5,894
Accounts Receivable		1,500	—
Goods & Services Tax		3,995	52,517
Prepayments		2,903	33,445
Share of Net Assets In Joint Ventures		—	90,970
Taxation	8	4,826	4,686
Total Current Assets		20,208	188,058

Non Current Assets
Plant and Equipment	10	—	13,102
Exploration & Evaluation Assets	4	14,623,107	12,609,451
Intangible Assets		—	1,100
Total Non Current Assets		14,623,107	12,623,653
Total Assets		$14,643,315	$12,811,711

Current Liabilities
Advances	5	3,744,921	3,312,170
Accounts Payable		2,984,809	402,847
Share of Net Assets In Joint Ventures	7	203,335	—
Special Class Securities	13	3,593,850	3,576,500
Asset Restoration Obligation	6	267,821	267,821
Total Current Liabilities		10,794,736	7,559,338

Non Current Liabilities
Prepaid Gas Revenue	11	2,488,796	2,488,796
Mandatory Convertible Note		—	4,027,162
Total Non Current Liabilities		2,488,796	6,515,958

Total Liabilities		13,283,532	14,075,296

Net Assets		1,359,783	(1,263,585)
Equity
Share Capital	9	4,027,162	—
Reserves attributable to Equity Holders		(2,667,379)	(1,263,585)
Total Equity		1,359,783	(1,263,585)

The accompanying notes form part of these Financial Statements

ARROWHEAD ENERGY LIMITED	6

Notes to the Financial Statements
For the Period Ended 30 September 2006

1	STATEMENT OF ACCOUNTING POLICIES

Reporting Entity

The financial statements presented here are for the entity Arrowhead Energy Limited (the ‘Company’), incorporated and domiciled in New Zealand. The Company is a profit oriented entity.

Reporting Basis

The financial statements have been prepared in accordance with the Companies Act 1993 and the Financial Reporting Act 1993.

Differential Reporting

The Company qualifies for Differential Reporting exemptions as described in the Framework for Differential Reporting for Entities applying the New Zealand Equivalents to International Reporting Standard Reporting Regime (The Framework). All available differential reporting exemptions allowed under the Framework have been applied.

Currency

The financial statements are presented in New Zealand Dollars (NZD).

Measurement Base

The measurement base adopted is historical cost.

Going Concern

Notwithstanding the Company’s deficiency in working capital and deficiency in equity, the financial statements have been prepared on a going concern basis.

Property, Plant & Equipment

Except for land and buildings, items of property, plant and equipment (including office equipment) are stated at cost, less accumulated depreciation and impairment losses.

Subsequent Costs

Subsequent costs are added to the carrying amount of an item of property, plant and equipment when the cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Depreciation

Depreciation is charged at the same rate as is allowed by the Income Tax Act 2004. Depreciation is charged to the income statement.

ARROWHEAD ENERGY LIMITED	7

Notes to the Financial Statements
For the Period Ended 30 September 2006

Exploration and Evaluation Expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development or sale of the area or where the activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full in the year in which the decision to abandon the area is made. Where the abandoned area has been previously revalued, the previous revaluation increment is reversed against the asset revaluation reserve.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves. Any costs of site restoration are provided for during the relevant production stages and included in the costs of that stage.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Impairment

The carrying amounts of the Company’s assets other than inventories are reviewed at each balance date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

If the estimated recoverable amount of an asset is less than its carrying amount, the asset is written down to its estimated future cash flows, discounted at their original effective interest rate. Receivables with a short duration are not discounted.

Estimated recoverable amount of other assets is the greater of the fair value less costs to sell or value in use. Value in use is determined by estimating future cash flows from the use and ultimate disposal of the asset and discounting these to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

An impairment loss in respect of goodwill is not reversed. Other impairment losses are reversed when there is a change in the estimates used to determine the recoverable amount.

Impairment losses recognised against exploration and evaluation expenditure are reversed through the income statement.

Interests in Joint Ventures

The Company’s share of the assets, liabilities, revenue and expenses of joint venture operations are included in the Financial Statements on an Equity Accounting basis.

The Company’s interests in joint venture entities are accounted for at cost, using the proportionate method of accounting in the financial statements.

Provisions

A provision is recognised when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market rates and, where applicable, the risks specific to the liability.

ARROWHEAD ENERGY LIMITED	8

Notes to the Financial Statements
For the Period Ended 30 September 2006

Restoration Obligations

Costs of site restoration are provided for over the life of the area of interest from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses in the mining permits. Such costs have been determined using estimates of future costs, current legal requirements, and technology on a discounted basis.

Any changes to the estimates of the costs of restoration are accounted for on a prospective basis.

Share Capital

Convertible Shares

The convertible shares issued by the company have both liability and equity components that are recognised separately. The liability component of the shares has been initially calculated as the present value of the future interest and principal obligations discounted at the market rate of interest applicable to similar liabilities that do not have a convertible option. The balance of the initial face value represents the holder’s option to convert to ordinary shares in the future and is recorded as equity. Transaction costs relating to the issue of convertible shares are allocated proportionately to the liability and equity components. Distributions on the convertible notes are calculated on an effective interest basis, and are recognised in the income statement as an interest expense.

Interest-Bearing Borrowings

Interest-bearing borrowings are recognised initially at fair-value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised costs with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Revenue

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards from ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

Leasing

Operating Lease Payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement over the lease term as an integral part of the total lease expense.

Taxation

Provision is made for taxation after taking full advantage of all deductions and concessions permitted using the taxes payable method.

Goods and Services Tax

The financial statements have been prepared using GST exclusive figures.

Reporting Periods

The comparative figures are for the period 1 April 2005 to 31 March 2006. The current reporting period is from 1 April 2006 to 30 September 2006.

Accounting Policies

The accounting policies set out above have been applied consistently to all periods presented in these financial statements.

ARROWHEAD ENERGY LIMITED	9

Notes to the Financial Statements
For the Period Ended 30 September 2006

2	NATURE OF BUSINESS

The nature of the Company’s business of oil and gas exploration and production has not changed during the period under review.

3	IMPUTATION CREDIT ACCOUNT

The balance of the Imputation Credit Account as at 30 September 2006 is $4,826. (31 March 2006:$4,686).

4	EXPLORATION & EVALUATION EXPENDITURE

On 22 February 2006 the Company completed the acquisition from International Resource Management Corporation of certain interests in New Zealand petroleum exploration and mining permits and the associated joint ventures. The purchase cost was $11,027,162 (excluding GST). The Company has paid all joint venture cash calls since 1 October 2005.

	6 Months to 30 September 2006 Unaudited NZ$	12 Months to 31 March 2006 Audited NZ$
Opening Balance	12,609,451	—
Acquisition Cost	—	11,027,162
Revenue from Sale of PEP38359	(478,752)
Profit on Sale of PEP38259	186,503
Expenditure in Period	2,859,600	1,582,289
Impairment During the Year	(553,695)	—
	$14,623,107	12,609,451

Oil and gas properties are comprised as follows:

Permit Reference	Interest Held	Audited Book Value 1 Apr 06	Sale/Expenditure During Period	Profit/Impairment During Period	Unaudited Book Value 30 Sep 06
PEP38738S—proved (1)	33%	11,656,314	2,620,315	—	14,276,629
PMP38153—unproved (2)	25%	127,302	17,380	—	144,682
PEP38753—unproved (3)	20%	107,782	44,493	—	152,275
PEP38736—unproved (4)	25%	37,724	11,797	—	49,521
PEP38340—unproved (5)	0%	184,875	29,443	(214,318)	—
PEP38333—unproved (5)	0%	305,358	34,019	(339,377)	—
PEP38259—unproved (6)	0%	190,096	(376,599)	186,503	—
		$12,609,451	2,380,848	(367,192)	$14,623,107

ARROWHEAD ENERGY LIMITED	10

Notes to the Financial Statements
For the Period Ended 30 September 2006

5	ADVANCES

	6 Months to 30 September 2006 Unaudited NZ$	12 Months to 31 March 2006 Audited NZ$
International Resource Management Corporation	2,994,030	3,317,805
D Wilshee	328,999	—
J Zadko	268,163	—
W Shire	117,803	—
Sadat Naderi	32,026	—
Krystal Corp Pte Ltd	3,900	(5,635)
	3,744,921	3,312,170

The above advances are interest free and repayable on demand.

All of the above advances were fully repaid by the end of December 2006.

6	ASSET RESTORATION OBLIGATION

Refer to the Restoration Obligation accounting policy in Note 1.

The estimated future obligations are:

	30 September 2006 Unaudited NZ$	31 March 2006 Audited NZ$
PEP38738S	167,821	167,821
PMP38153	100,000	100,000
	267,821	267,821

The provision recognises the estimated cost of the abandonment of the permit sites, removal of facilities and restoration of sites to an acceptable condition. There are a number of estimates within the provision. The timing of the abandonment is estimated as the time when economic production from the fields is forecast to cease. Also, the scope of work required is estimated as what is currently forecast to be required at the time of abandonment. The provision represents the present value of the Directors best estimate based on probabilities of production forecasts and its experience of what will be required.

ARROWHEAD ENERGY LIMITED	11

Notes to the Financial Statements
For the Period Ended 30 September 2006

7	JOINT VENTURES

The Company held interests at 30 September 2006 in significant unincorporated joint ventures established to explore, develop and produce petroleum as follows:

	30 September 2006	31 March 2006
PEP38738S	33%	33%
PMP38153	25%	25%
PEP38753	20%	20%
PEP38736	25%	25%
PEP38340	0%	15%
PEP38333	0%	15%
PEP38259	0%	10%

Payments of cash calls to the operator of each joint venture to fund the Company’s share of exploration expenditures are included under “Expenditure During the Period” in Note 4.

The Company’s share in the net assets of each joint venture at 30 September 2006 was as follows:

	30 September 2006 Unaudited NZ$	31 March 2006 Audited NZ$
PEP38738S	206,832	195,122
PMP38153	8,672	(121)
PEP38753	(1,459)	(27,960)
PEP38736	(10,710)	(37,723)
PEP38340	—	(12,392)
PEP38333	—	3,870
PEP38259	—	(29,826)
	203,335	90,970

The above amounts include amounts from joint venture financial statements which are not audited.

8	TAXATION

	30 September 2006 Unaudited NZ$	31 March 2006 Audited NZ$
Net Deficit before Taxation	(1,403,794)	(1,262,585)
Non-Deductible Costs	1,308,188	826,976
Amounts Deductible for Tax	(239,284)	(2,470,948)
Tax Losses Brought Forward	(2,907,557)	(1,000)
Tax Losses Not Recognised	3,242,447	2,907,557
Taxable Income	—	—
Tax Thereon at 33%	—	—
Opening Balance	(4,686)	—
RWT Paid	(140)	(4,686)
Taxation Refundable as at October 2006	(4,826)	(4,686)

ARROWHEAD ENERGY LIMITED	12

Notes to the Financial Statements
For the Period Ended 30 September 2006

9	SHARE CAPITAL

	30 September 2006 Unaudited NZ$	31 March 2006 Audited NZ$
125 Ordinary Shares	4,027,162	—

Ordinary shares carry the right to vote on the basis of one vote for each share held. The shares carry no fixed dividend rights but are entitled to any surplus on winding up of the company.

10	PLANT AND EQUIPMENT

	1 April 2006 NZ$ Cost Price	2006 NZ$ Accumulated Depreciation	30 September 2006 NZ$ Book Value
30 September 2006	—	—	—
31 March 2006 (12 Month Comparative)	14,241	1,139	13,102

11	GAS PREPAYMENT REVENUE

As part of the acquisition of oil and gas properties (refer Note 4) the Company assumed certain obligations under an agreement with NGC New Zealand Limited (NGC), whereby NGC had, in April 2003, advanced $2,500,000 against gas to be supplied from the Kahili field. At the time of acquisition of the oil and gas properties, the amount of $2,488,796 was remaining under this obligation.

12	MANDATORY CONVERTIBLE NOTE

On completion of the acquisition of oil and gas properties (refer Note 4) the Company issued a mandatory convertible note to International Resource Management Corporation with a value of $4,027,162. This mandatory convertible note was converted to ordinary shares in the Company to a value of $4,027,162. The conversion date was 21 July 2006.

13	SPECIAL CLASS SECURITIES

Special Class Shares were repaid on 19 October 2006. A 15% premium was paid on repayment.

14	COMMITMENTS FOR EXPENDITURE

The Company has obligations to contribute to discretionary exploration expenditure requirements for New Zealand petroleum exploration and mining permits and their associated joint ventures (refer Note 7) up until the expiry of the primary term of each permit. The extent of these obligations is contingent upon the cost of the activities undertaken by each joint venture and therefore subject to negotiation. They have therefore not been provided for in the financial statements.

If the Company decides to relinquish its interest in the joint ventures the balance sheet may need to be reviewed in order to assess the appropriateness of the carrying values of the related permits.

The sale, transfer or farm-out of exploration rights to third parties could terminate these obligations and may require a review of the carrying amounts of the related permits.